Exhibit 99.1

BIOPHYTIS ANNOUNCES THE OPERATIONAL LAUNCH

OF ITS JOINT VENTURE IN CHINA

Paris (France) and Cambridge (Massachusetts, U.S.), November 9, 2026, at 07:00am CET – Biophytis SA (Euronext Growth Paris: ALBPS), (“Biophytis” or the “Company”), a pioneering company in the development of transformative therapies impacting longevity, announces the operational launch of its joint venture in China.

Biophytis announces the creation of the Chinese subsidiary of its Hong Kong joint venture, named Biophytis Biopharmaceutical Shenzhen, located within a business incubator affiliated with Shenzhen Polytechnic University, as well as its operational launch through the establishment of a dedicated team responsible for initiating the SARA-31 Phase 3 study in sarcopenia in China.

The Shenzhen-based team will be responsible for conducting the clinical study in China, in close coordination with Biophytis’ teams in Paris, which will oversee the overall coordination and conduct of the study in Europe. Its initial work will focus on preparing the regulatory dossier required to initiate the study and submitting it to the relevant authorities.

The creation of Biophytis Biopharmaceutical Shenzhen and the establishment of the team therefore mark the operational launch of Biophytis’ activities in China, in close coordination with its Asian partners. The next step will be the submission of a pre-IND dossier for the Phase 3 protocol to the Chinese drug regulatory authority, the NMPA (National Medical Products Administration).

In parallel with these operational developments, Biophytis and its Asian partners are finalizing the contractual and legal documentation for the Hong Kong joint venture. Once this framework has been approved by the Hong Kong authorities, Biophytis will be able to sign the final licensing and intellectual property contribution agreement with the joint venture. This signature will pave the way for the payment to the joint venture of an initial financing tranche of $3 million, the first step in a financing commitment of up to $20 million over three years.

This momentum confirms Biophytis’ and its Asian partners’ commitment to developing BIO101 in the Chinese market and preparing the launch of SARA-31, an international Phase 3 clinical study designed to evaluate BIO101 in sarcopenia.

***

About Biophytis’ joint venture

Biophytis Biopharmaceutical Holding LTD is a joint venture intended to accelerate the development and commercialization of BIO101 in sarcopenia across Asian markets. It brings together Biophytis and a consortium of Asian partners, including Ronghui Renhe Life Technology, a leading Chinese conglomerate primarily involved in the manufacture and distribution of healthcare products. The joint venture’s geographic scope covers China, South Korea and Japan, markets where population aging makes the unmet medical need associated with sarcopenia particularly acute and where no approved treatment currently exists.

As part of this joint venture, Biophytis contributes its intellectual property relating to BIO101, while the Asian partners have committed to investing up to $20 million over three years, including an expected $10 million during the first twelve months and $3 million upon establishment of the joint venture. In terms of shareholding, Biophytis and its founders hold 29% of the share capital of the new entity, while the consortium of Asian partners holds 71%.

Page 1 sur 2

Governance is based on a board of directors comprising three representatives of Biophytis and its founders and two representatives of the consortium, ensuring coordinated decision-making and combined expertise. At the heart of this collaboration is the international Phase 3 SARA-31 clinical study, which aims to obtain a conditional marketing authorization for BIO101 in sarcopenia in both Asia and Europe. This multicenter study will include 942 patients: 642 patients in China and 90 patients in Japan, under the responsibility of the joint venture, and 200 patients in Europe, under the direct coordination of Biophytis.Authorizations to initiate this Phase 3 study have already been obtained in Europe and the United States. The study will start once the relevant regulatory authorizations have been obtained in China and Japan.

***

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company focused on developing drug candidates for age-related diseases. BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule in development for muscular diseases (sarcopenia, Phase 3 ready to start) and metabolic disorders (obesity, Phase 2 ready to start). The company is headquartered in Paris, France, with subsidiaries in Cambridge, Massachusetts, USA, and Brazil. The Company’s ordinary shares are listed on Euronext Growth Paris (ALBPS - FR001400OLP5) and its ADS (American Depositary Shares) are listed on the OTC market (BPTSY - US 09076G401). For more information, visit www.biophytis.com.

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward- looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face" section from the Company’s 2023 Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether because of new information or otherwise, except as required by law.

Biophytis Contacts

Investor Relations

Investors@biophytis.com

Media contacts

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Nizar Berrada   : nizar.berrada@taddeo.fr – +33 6 38 31 90 50

Page 2 sur 2